Exhibit 34.1.5.2

[Letterhead of ERNST and YOUNG LLP]

Report of Independent Registered Public Accounting Firm

We have examined management’s assertion, included in the accompanying Report on Assessment of Compliance with Securities and Exchange Commission’s Regulation AB Servicing Criteria, that ZC Sterling Insurance Agency, Inc. (the Company) complied with certain servicing criteria set forth in Item 1122 (d) of the Securities and Exchange Commission’s Regulation AB for the ZC Sterling Integrated Product Solution (ZIPS) hazard insurance outsourcing Platform (Platform) as of and for the year ended December 31, 2006. The Company has determined that only certain servicing criteria 1122(d)1(iv), 1122(d)2(vi), 1122(d)4(xi), 1122(d)4(xii) and 1122(d)4(xiii) are applicable to the activities performed by them with respect to the Platform covered by this report. The Company has determined that the remaining servicing criteria set forth in Item 1122 (d) of the Securities and Exchange Commission’s Regulation AB are not applicable to the activities performed by them with respect to the Platform covered by this report. See Appendix A of management’s assertion for the Platform covered by this report. Management is responsible for the Company’s compliance with those servicing criteria. Our responsibility is to express an opinion on management’s assertion about the Company’s compliance with the servicing criteria based on our examination.

Our examination was conducted in accordance with standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company’s compliance with the applicable servicing criteria and performing such other procedures as we considered necessary in the circumstances. Our examination included testing of less than all of the servicing activities related to the Platform, and determining whether the Company performed those selected activities in compliance with the servicing criteria. Furthermore, our procedures were limited to the servicing activities performed by the Company during the period covered by this report. Our procedures were not designed to determine whether errors may have occurred either prior to or subsequent to our tests that may have affected the balances or amounts calculated or reported by the Company during the period covered by this report for the Platform. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company’s compliance with the servicing criteria.

In our opinion, management’s assertion that the Company complied with the aforementioned servicing criteria as of and for the year ended December 31, 2006 for the ZIPS Platform is fairly stated, in all material respects.

/s/ Ernst & Young LLP

February 20, 2007

[Letterhead of ZC STERLING Corporation]

Report on Assessment of Compliance with Securities and Exchange

Commission’s Regulation AB Servicing Criteria

For the calendar year ending December 31 2006, or portion thereof (the “Period”), ZC Sterling Insurance Agency, Inc. (“ZCSIA”) has been a subcontractor for Servicers identified in Appendix A.

The undersigned are Senior Vice Presidents of ZCSIA, have sufficient authority to make the statements contained in this Assertion and are responsible for assessing compliance with the servicing criteria applicable to ZCSIA. ZCSIA has used the servicing criteria communicated to ZCSIA by the Servicer to assess compliance with the applicable servicing criteria. Accordingly, servicing criteria 1122(d)1(iv), 1122(d)2(vi), 1122(d)4(xi), 1122(d)4(xii), and 1122(d)4(xiii) are applicable to the activities performed by ZCSIA with respect to the Platforms covered by this report. The remaining servicing criteria set forth in Item 1122(d) of the Securities and Exchange Commission’s Regulation AB are not applicable to the activities performed by ZCSIA with respect to the Platform covered by this report. As a subcontractor for Servicer, ZCSIA has determined that it complied in all material respects with the servicing criteria listed below. ZCSIA engaged Ernst & Young, LLP (“E&Y”), a registered public accounting firm, to review ZCSIA’s assessment, and E&Y has issued an attestation report on ZCSIA’s assessment of compliance with the applicable servicing criteria for the Period.

1.            ZCSIA maintained a fidelity bond and errors & omissions policy in effect on ZCSIA throughout the reporting period in the amount of coverage required by the transaction agreements between the Servicer and ZCSIA (1122(d)((1)(iv)).

2.            To the extent that ZCSIA prints checks for Servicer or otherwise has Servicer’s checks or check stock, unissued checks are safeguarded so as to prevent unauthorized access (1122(d)(2)(vi)). [AS OF DECEMBER 31, 2006 THIS PROVISION WILL APPLY ONLY FOR THE FOLLOWING SERVICERS: ABN Amro Mortgage Group, Inc, Option One Mortgage Corporation, Sun Trust Mortgage, Inc., HomEq Servicing Corporation, Wachovia Insurance Corporation, Wells Fargo Home Mortgage.

3.            Payments made on behalf of Servicer’s obligor for insurance premiums are made on or before the related penalty or expiration dates, as indicated on the appropriate bills or notices for such payments, provided that such support has been received by the Servicer at least thirty (30) calendar days prior to these dates, or such other number of days specified in the transaction agreements between Servicer and ZCSIA (1122(d)(4)(xi)).

4.            Any late payment penalties in connection with any payment for insurance to be made on behalf of Servicer’s obligor are paid from the Servicer’s funds or ZCSIA’s funds and not charged to Servicer’s obligor, unless the late payment was due to the obligor’s error or omission (1122(d)(4)(xii)).

5.            File(s) provided to Servicer from which Servicer may make disbursements made on behalf of Servicer’s obligor are provided to Servicer on an accurate and timely basis and the information thereon is subject to such controls as are specified in the transaction agreements between Servicer and ZCSIA (1122(d)(4)(xiii)).

Sincerely,

ZC STERLING INSURANCE AGENCY, INC.

By: /s/ Arthur J. Castner

Arthur J. Castner

Title: Senior Vice President-Hazard Operations

Date: February 20, 2007

By: /s/ James P. Novak

James P. Novak

Title: Senior Vice President & General Counsel

Date: February 20, 2007

Appendix A

The following is a list of Clients serviced on the ZC Sterling Integrated Product Solution (ZIPS) Platform:

1.	ABM Amro Mortgage Group, Inc.
2.	Dovenmuehle Mortgage, Inc.
3.	HomEq Servicing Corporation
4.	Option One Mortgage Corporation
5.	People’s Choice Home Loan, Inc.
6.	Sun Trust Mortgage, Inc.
7.	Wachovia Insurance Agency (and its affiliates, including Wachovia Mortgage Corporation)
8.	Wells Fargo Home Mortgage